Exhibit 7.1

Grupo TMM, S.A.B. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER IFRS

(Amounts in thousands of Pesos)

	December 31,
	2014		2013		2012		2011	2010
Historical ratio:
Fixed charges:
Interest costs and amortization on debt discount or premium in all indebtedness	855,028		942,817		981,425		1,038,288	983,801
Portion of rent expense representative of interest factor (A)	81,115		74,577		68,670		81,399	131,526

Fixed charges	936,143		1,017,394		1,050,095		1,119,687	1,115,327

Earnings:
Pretax income from continuing operations	(466,786)		(483,252)		(607,053)		497,378	(767,737)
Less:
Non-controlling interest	2,421		4,985		5,338		12,539	20,814
Equity investee (income) loss	—		—		—		—	1,719
Fixed charges	936,143		1,017,394		1,050,095		1,119,687	1,115,327
Less:
Capitalized interest
Earnings	466,936		529,157		437,704		1,604,526	325,057

Ratio of earnings to fixed charges	(N/A	)(B)	(N/A	)(B)	(N/A	)(B)	1.43	(N/A	)(B)

(A)	The Company considered one-third of the rent expense as imputed interest factor.
(B)	Due to the registrant’s loss in 2014, 2013, 2012 and 2010, the ratio of earning to fixed charges was less than 1:1. The registrant must generate additional earnings of $469.2 million, $488.2 million, $612.4 million, and $790.3 million, respectively, to achieve a coverage ratio of 1:1.